UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Covetrus, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

22304C100

(CUSIP Number)

CD&R VFC Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Rima Simson

375 Park Avenue

New York NY 10152

(212) 407-5227

with a copy to:

Debevoise & Plimpton LLP

Attention: Nicholas P. Pellicani, Esq.

919 Third Avenue

New York, NY 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22304C100

1.	NAME OF REPORTING PERSON CD&R VFC HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 33,670,541 (see Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 33,670,541 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,670,541 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.15% (see Item 5)[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Based on 139,405,751 shares of Common Stock outstanding as of April 29, 2022, based on the Issuer’s Form 10-Q for the quarter ended March 31, 2022, filed on May 5, 2022.

CUSIP No. 22304C100

1.	NAME OF REPORTING PERSON CD&R INVESTMENT ASSOCIATES IX, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 33,670,541 (see Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 33,670,541 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,670,541
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.15% (see Item 5) [1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Based on 139,405,751 shares of Common Stock outstanding as of April 29, 2022, based on the Issuer’s Form 10-Q for the quarter ended March 31, 2022, filed on May 5, 2022.

EXPLANATORY NOTE

This Amendment No. 5 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on February 11, 2019 with the U.S. Securities and Exchange Commission and amended by Amendment No. 1 filed on May 1, 2020, Amendment No. 2 filed on May 20, 2020, Amendment No. 3 filed on November 20, 2020 and Amendment No. 4 filed on May 20, 2022 by (i) CD&R VFC Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd., a Cayman Islands exempted company (“CD&R Holdings GP” and, together with CD&R Holdings, the “Reporting Persons”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented to include the following information:

Merger Agreement

On May 24, 2022, Covetrus, Inc., a Delaware corporation (the “Issuer”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Corgi Bidco, Inc., a Delaware corporation and an affiliate of the Reporting Persons (“Parent”), and Corgi Merger Sub, Inc., a Delaware corporation and an affiliate of the Reporting Persons (“Merger Sub”), providing for the acquisition of the Issuer by Parent. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement.

The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”).

A transaction committee (the “Transaction Committee”) of the board of directors of the Issuer (the “Board”), consisting solely of non-management independent members of the Board not affiliated with Parent, among other things, unanimously recommended that the Board approve and declare advisable the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, and the Board, acting on the Transaction Committee’s approved and declared advisable the Merger Agreement, and the transactions contemplated thereby, including the Merger, and recommended that the stockholders of the Issuer vote to adopt and approve the Merger Agreement.

Merger Consideration

Pursuant to the Merger Agreement, each share of common stock, par value $0.01 per share, of the Issuer (collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Parent or Merger Sub or any of their respective subsidiaries (includes the Shares to be transferred by CD&R Holdings to Parent immediately prior to the Effective Time), (ii) Shares owned by the Issuer as treasury stock, and (iii) Shares that are owned by the stockholders of the Issuer who will not have voted in favor of the adoption of the Merger Agreement and will have properly exercised appraisal rights in respect of such Shares in accordance with Section 262 of the Delaware General Corporation Law) will be converted into the right to receive $21.00 per Share in cash, without interest thereon (the “Merger Consideration”).

Treatment of Equity Awards

At the Effective Time each outstanding equity award will be treated as follows:

•

Each outstanding option to purchase Shares (other than the rights to purchase Shares under the Issuer’s Employee Stock Purchase Plan (the “ESPP”)) (a “Issuer Option”) that was granted under the 2019 Omnibus Incentive Compensation Plan (collectively, the “Issuer Stock Plans”), whether vested or unvested, (i) if the per Share exercise price of such Issuer Option is equal to or greater than the Merger Consideration, such Issuer Option will terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect and (ii) if the per Share exercise price of such Issuer Option is less than the Merger Consideration, such Issuer Option will become fully vested (to the extent unvested or to the extent such Issuer Option would not otherwise vest) and will terminate and be automatically cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment in the amount equal to (x) the number of Shares underlying the Issuer Option immediately prior to the Effective Time, multiplied by (y) an amount equal to the Merger Consideration minus the applicable exercise price.

•

Each outstanding restricted stock unit that is subject to timed-based vesting conditions (a “Restricted Stock Unit”) that was granted under the Issuer Stock Plans that is outstanding or payable as of immediately prior to the Effective Time, whether vested or unvested, will fully vest (to the extent unvested or to the extent such Restricted Stock Unit would not otherwise vest) and will terminate and be automatically cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment in the amount equal to (i) the number of Shares underlying such Restricted Stock Unit, multiplied by (ii) the Merger Consideration.

•

Each outstanding performance restricted stock unit that is subject to performance-based vesting conditions (each, a “Performance Restricted Stock Unit”) that was granted under the Issuer Stock Plans that is outstanding or payable as of immediately prior to the Effective Time, whether vested or unvested, will become fully vested (to the extent unvested or to the extent such Performance Restricted Stock Unit would not otherwise vest) and will terminate and be automatically cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment in an amount equal to the number of Shares subject to such Performance Restricted Stock Unit that would vest based on the target level of achievement (provided that in no event will such number of Shares exceed 990,000), multiplied by (ii) the Merger Consideration.

•

Each Share subject to vesting, repurchase or other lapse restriction (the “Issuer Restricted Stock”) outstanding immediately prior to the Effective Time will fully vest (to the extent such Issuer Restricted Stock would not otherwise vest) and be cancelled and converted automatically into the right to receive the Merger Consideration and be treated in the same manner as all other Shares for such purposes.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the Issuer with respect to, among other things, (i) entity organization, good standing and qualifications, (ii) capital structure, (iii) authorization to enter into the Merger Agreement, (iv) consents and approvals, (v) financial statements, (vi) absence of changes, (vii) litigation, (viii) undisclosed liabilities, (ix) employee benefits, (x) labor matters, (xi) compliance with laws and licenses, (xii) material contracts, (xiii) takeover statutes, (xiv) environmental matters, (xv) taxes, (xvi) intellectual property, (xvii) insurance, (xviii) financial advisor opinion, (xix) brokers, (xx) affiliate transactions, (xxi) health care and FDA regulatory matters, and (xxii) real property. The Merger Agreement also contains customary representations and warranties of Parent with respect to, among other things, (i) entity organization, good standing and qualification, (ii) ownership, (iii) authorization to enter into the Merger Agreement, (iv) consents and approvals, (v) litigation, (vi) brokers, (vii) financial ability, and (viii) solvency. The representations and warranties of the parties contained in the Merger Agreement will terminate and be of no further force and effect as of the closing of the transactions contemplated by the Merger Agreement. The representations and warranties made by the Issuer and Parent are qualified by disclosures made in disclosure schedules and, in the case of the Issuer only, its Securities and Exchange Commission (“SEC”) filings.

Covenants

The Merger Agreement also contains customary covenants and agreements, including, among others, covenants and agreements relating to (i) the conduct of the Issuer’s business between the date of the signing of the Merger Agreement and the closing of the transactions contemplated under the Merger Agreement, (ii) restrictions on the Issuer’s participation in any discussions or negotiations with any person making any proposal for an alternative transaction, and the requirement that the board of directors of the Issuer (the “Board”) recommend to its stockholders that they approve the transaction contemplated by the Merger Agreement, in each case subject to certain exceptions and provided that the Board may change its recommendation in certain circumstances specified in the Merger Agreement in response to an unsolicited proposal for an alternative transaction or following an intervening event, (iii) the preparation and filing of a proxy statement on Schedule 14A in preliminary form relating to the meeting of the Issuer’s stockholders for purposes of approval of the Merger Agreement and the Merger and other transactions contemplated therein and covenants regarding the holding of such stockholders’ meeting, and filing of a Rule 13e-3 Transaction Statement on Schedule 13e-3 relating to the transactions contemplated by the Merger Agreement, (iv) the Issuer and Parent’s efforts to obtain approvals from governmental agencies, (v) the protection of, and access to, confidential information of the parties, (vi) employee benefits to be provided to continuing employees after the Effective Time, (vii) payment of expenses and certain taxes, (viii) indemnification and directors’ and officers’ insurance, (ix) certain litigation matters, and (x) cooperation in connection with Parent’s debt financing for the transactions contemplated by the Merger Agreement.

Conditions to Closing

The parties’ obligations to consummate the Merger are subject to the satisfaction or waiver of customary conditions set forth in the Merger Agreement, including, among others: (i) the adoption of the Merger Agreement by the holders of a majority of the outstanding Shares, (ii) the expiration of the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the obtainment of certain consents and approvals from governmental entities, (iii) the absence of any law or governmental order prohibiting the Merger, (iv) no Company Material Adverse Effect having occurred since the signing of the Merger Agreement and (v) certain other customary conditions relating to the parties’ representations and warranties in the Merger Agreement and the performance of their respective obligations.

Termination

The Merger Agreement contains certain customary termination rights for the Issuer and Parent, including (i) the right of the Issuer to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement, subject to specified limitations, and (ii) the right of Parent to terminate the Merger Agreement if the Board changes its recommendation to the Issuer stockholders as described in the Merger Agreement or the Issuer enters into, or publicly announces its intention to enter into, an Alternative Acquisition Agreement. In addition to the foregoing termination rights and certain other termination rights set forth in the Merger Agreement, and subject to certain limitations, either party may terminate the Merger Agreement if the Merger is not consummated by November 24, 2022 (the “Termination Date”); provided, that if as of the Termination Date (x) all of the closing conditions, other than any of the conditions related to antitrust and obtaining governmental consents, are satisfied or waived, or are capable of being satisfied at such time, or (y) all closing conditions are satisfied but the Termination Date wouldn’t occur before three business days following the end of the Marketing Period, in each such case, the Termination Date shall automatically be extended for a period of three months. The Issuer additionally has the ability to terminate the Merger Agreement if all of Parent’s and Merger Sub’s conditions to closing have been satisfied or waived, Parent fails to consummate the Merger on the date on which the Closing should have occurred, the Issuer has irrevocably confirmed in writing to Parent that all conditions to closing have been satisfied or waived and Issuer is prepared to consummate the Closing on the date of such written notice and throughout the immediately subsequent three business days period and Parent fails to consummate the Merger within three business days following receipt of such written notice.

Upon termination of the Merger Agreement under specified circumstances, including if (i) Parent terminates the Merger Agreement because the Board has changed its recommendation that the Issuer’s stockholders vote in favor of the Merger or (ii) the Issuer terminates the Merger Agreement to enter into an alternative acquisition agreement with respect to a Superior Proposal, the Issuer will be required to pay, within two (2) business days after such termination in the case of a termination pursuant to a change in recommendation or concurrently with respect to such termination pursuant to clause (ii), a termination fee of $88,315,000 (the “Company Termination Fee”. In certain specific circumstances where the Merger Agreement is terminated and the Company consummates a transaction the proposal for which would have constituted an Acquisition Proposal if made prior to the termination of the Merger Agreement or enters into a definitive agreement for any transaction proposal of which would have constituted an Acquisition Proposal if made prior to the termination of the of the Merger Agreement (which transaction is subsequently consummated), then the Company will be required to pay the Company Termination Fee to Parent concurrently upon the entry into definitive agreements for, or consummation of, thereof, whichever is earlier. Parent will be required to pay or cause to be paid to the Issuer a termination fee of $197,950,000, if the Merger Agreement is terminated under specified circumstances, including if the Issuer terminates the Merger Agreement (i) because of a failure of Parent to consummate the Merger when required, or (ii) because of Parent’s uncured breach of the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached as Exhibit 99.11 hereto and is incorporated by reference herein.

Support and Rollover Agreement

Concurrently with the execution of the Merger Agreement and as a condition and inducement to the Issuer’s willingness to enter into the Merger Agreement, the Issuer, CD&R Holdings and Parent entered into a Support and Rollover Agreement (the “Support and Rollover Agreement”) with respect to Shares owned by the Reporting Persons (collectively, the “Owned Shares”).

The Reporting Persons collectively own approximately 24.15% of the outstanding Shares and have agreed to vote all of their Shares:

•

in favor of the Merger, the adoption of the Merger Agreement, each of the other actions contemplated by the Merger Agreement or necessary or desirable in furtherance of the Merger and the other transactions contemplated by the Merger Agreement; and

•	against any action or agreement that could reasonably be expected to result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled.

In the event the board of directors of the Issuer (acting upon the recommendation of its transaction committee) or the transaction committee has made a change of recommendation against the Merger and the adoption of the Merger Agreement, CD&R Holdings may vote its shares with respect to the above matters in any manner it chooses.

CD&R Holdings also agreed to transfer, directly or indirectly, the Owned Shares, which otherwise would be converted into the right to receive the Merger Consideration in cash to Parent on the Closing Date in exchange for a number of newly issued equity interests of Parent (or its parent company).

In addition, CD&R Holdings agreed to not take certain actions, including not (i) tendering any Owned Shares into any tender or exchange offer, (ii) transferring any Owned Shares, (iii) granting any proxies or powers of attorney or (iv) taking any action that would make any representation or warranty of CD&R Holdings contained in the Support and Rollover Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling CD&R Holdings from performing its obligations under the Support and Rollover Agreement in any material respect.

The Support and Rollover Agreement will terminate upon the earliest to occur of the Effective Time and the valid termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Support and Rollover Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Support and Rollover Agreement, a copy of which is attached as Exhibit 99.12 hereto and is incorporated by reference herein.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, each of Clayton, Dubilier & Rice Fund XI, L.P. (an affiliate of the Reporting Persons), TPG Partners VIII, L.P. and TPG Healthcare Partners, L.P. (the “Guarantors”) entered into a limited guarantee (the “Limited Guarantees”) with the Issuer, pursuant to which the Guarantors have each provided a limited guarantee with respect to the payment of their pro rata portion of the termination fee payable by Parent, as well as certain reimbursement obligations that may be owed by Parent pursuant to the Merger Agreement, in each case subject to the terms of the Merger Agreement and of such Limited Guarantee.

Financing Letters

Concurrently with the execution of the Merger Agreement, each of the Guarantors entered into an equity commitment letter (the “Equity Commitment Letter”) with Parent, pursuant to which the Guarantors agreed to provide an equity commitment to Parent in an aggregate amount of $1.604 billion.

Concurrently with the execution of the Merger Agreement, Parent directly or indirectly obtained from Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, Bank of Montreal and Mizuho Bank Ltd. (collectively, the “Debt Financing Sources”) debt financing commitments for loans in an aggregate principal amount of up to $1.950 billion, comprised of up to $1,525.0 million of first lien term loans and up to $425.0 million of second lien term loans, to fund Parent’s payment obligations in respect of the transactions contemplated by the Merger Agreement and pay related fees and expenses. In addition, Parent has obtained commitments from the Debt Financing Sources for a $300.0 million first lien secured cash flow-based revolving credit facility.

The funding of such debt and equity commitments is subject to the satisfaction of customary closing conditions.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description of Exhibit
99.11	Agreement and Plan of Merger, dated as of May 24, 2022, by and among Corgi Bidco, Inc., Corgi, Merger Sub, Inc. and Covetrus, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 25, 2022)

99.12	Support and Rollover Agreement, dated as of May 24, 2022, by and among Covetrus, Inc., CD&R VFC Holdings, L.P. and Corgi Bidco, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 25, 2022)

99.13	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2022

CD&R VFC HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd.,
its general partner

	By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

	By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary